Exhibit 12.1

Raytheon Company

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions except for ratio)

(excludes discontinued operations for all periods)

	Nine Months Ended September 30, 2014	Year Ended December 31,
(In Millions, except ratio)		2013	2012	2011	2010	2009
Pre-tax income from continuing operations attributable to Raytheon Company common stockholders	$2,155	$2,740	$2,788	$2,613	$2,390	$2,896

Add:
Fixed charges	218	296	291	265	233	223
Amortization of capitalized interest	3	4	4	5	4	4

Less:
Capitalized interest	3	3	4	3	3	3

Income as adjusted	$2,373	$3,037	$3,079	$2,880	$2,624	$3,120

Fixed charges:
Portion of rents representative of interest factor	$57	$83	$86	$90	$104	$97
Interest on indebtedness	158	210	201	172	126	123
Capitalized interest	3	3	4	3	3	3

Fixed charges	$218	$296	$291	$265	$233	$223

Ratio of earnings to combined fixed charges	10.9	10.3	10.6	10.9	11.3	14.0